Alpine Summit Energy Partners, Inc.

Quorum Policy

1. Purpose

This policy establishes the quorum to be applied to meetings of shareholders of Alpine Summit Energy Partners, Inc. (the "Company") as of January 1, 2023, notwithstanding Section 11.3 of the Articles of the Company.

The Company listed its Class A Subordinate Voting Shares on the Nasdaq Global Market on September 26, 2022 and as of January 1, 2023, the Company will no longer meet the definition of a "foreign private issuer" under the United States Securities Exchange Act of 1934, as amended. Accordingly, as of January 1, 2023, the Company will no longer be permitted to rely on certain home country exemptions under the Nasdaq Stock Market Rules and will be required to have a quorum for meetings of shareholders of the Company of at least 33 1/3% of the issued and outstanding shares of the Company, present in person or represented by proxy.

2. Quorum for Meetings of Shareholders

As of January 1, 2023, notwithstanding Section 11.3 of the Articles of the Company, the quorum for the transaction of business at a meeting of shareholders of the Company is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 33 1/3% of the issued and outstanding shares entitled to be voted at the meeting.

Where a separate vote by class or series or classes or series of shares is required at a meeting of shareholders, the presence, in person or by proxy, of the holders of at least 33 1/3% of the issued and outstanding shares of each such class or series shall also be required to constitute a quorum.

A quorum, once established at a meeting, shall not be broken by the withdrawal of the holders of enough voting power to leave less than a quorum. If a quorum is present at an original meeting, a quorum need not be present at an adjourned session of that meeting.

3. Approval

Approved by the Board on December 12, 2022.